Exhibit h4b
SERVICES AGREEMENT
     Principal Life Insurance Company (“INSURER”), Calvert Administrative Services Company (“CASC”) and Calvert Shareholder Services, Inc. (“CSSI” and CSSI, together with CASC, the “Calvert Service Providers”, and the Calvert Service Providers, together with INSURER, the “Parties”) mutually agree to the arrangements set forth in this Services Agreement (the “Agreement”) dated as of January 25, 2008.
     WHEREAS, CASC provides certain administrative services to Calvert Variable Series, Inc. (the “Fund”) pursuant to an Administrative Services Agreement, dated March 1, 1999, with the Fund (the “Calvert Administrative Services Agreement”) pursuant to which it has agreed to provide, or arrange to provide, certain administrative services, including such services as may be requested by the Fund’s Board of Directors from time to time; and
      WHEREAS, CSSI provides certain shareholder services to the Fund pursuant to a Servicing Agreement, dated January 1, 1998 and amended and restated on October 31, 2000, with the Fund (the “Calvert Shareholder Services Agreement” and the Calvert Shareholder Services Agreement, together with the Calvert Administrative Services Agreement, the “Calvert Services Agreements”) pursuant to which it has agreed to provide, or arrange to provide, certain shareholder services, including such services as may be requested by the Fund’s Board of Directors from time to time; and
     WHEREAS, INSURER issues variable life insurance policies and/or variable annuity contracts (collectively, the “Contracts”); and
     WHEREAS, INSURER has entered into a participation agreement, dated January 25, 2008 (the “Participation Agreement”), with the Fund, pursuant to which the Fund has agreed to make shares of certain of its portfolios (“Portfolios”) available for purchase by one or more of INSURER’S separate accounts or divisions thereof (each, a “Separate Account”), in connection with the allocation by Contract owners of purchase payments to corresponding investment options offered under the Contracts; and
     WHEREAS, INSURER and the Calvert Service Providers expect that the Fund, and its Portfolios, can derive substantial savings by virtue of having one or more Separate Accounts of INSURER each as a single shareholder of record of Portfolio shares, rather than having numerous shareholders of such shares; and
     WHEREAS, INSURER and the Calvert Service Providers expect that the Fund, and its Portfolios, can derive such substantial savings because INSURER performs the administrative and shareholder services listed on Schedule A hereto for the Fund in connection with the Contracts issued by INSURER; and
     WHEREAS, INSURER has no contractual or other legal obligation to perform such administrative or shareholder services, other than pursuant to this Agreement and the Participation Agreement; and

     WHEREAS, the Calvert Service Providers desire to retain the administrative and shareholder services of INSURER and to compensate INSURER for providing such administrative and shareholder services;
     NOW, THEREFORE, the Parties agree as follows:
Section 1. Administrative and Shareholder Services; Payments Therefor
     (a) INSURER shall provide the administrative and shareholder services set out in Schedule A hereto and made a part hereof, as the same may be amended from time to time. For such services, Calvert Service Providers agree to pay to INSURER a combined aggregate fee (the “Fee”) computed daily and paid monthly in arrears, equal to the following percent of the daily net asset value of the value of the shares of the Portfolios held in the Fund’s subaccount of the Separate Accounts, attributable to the Contracts issued by INSURER at the following annual rates:

Annual Rate	Total Average Net Assets of:

0.25%	CVS Calvert Income Portfolio
     (b) INSURER shall calculate the fee each month and shall deliver an invoice to the Calvert Service Providers showing such calculation in reasonably sufficient detail to enable the Calvert Service Providers to evaluate the accuracy of the calculation. Within 30 days after receipt of such invoice, Calvert Service Providers shall either (i) remit payment in full to INSURER or (ii) deliver notice to INSURER that the invoice contains an error. Payment shall be made by check or wire transfer pursuant to written instructions received from INSURER. Any invoiced amount that is being disputed in good faith by the Calvert Service Providers shall not be payable until such dispute is resolved.
     (c) INSURER shall send all invoices to the following address or to such other address as may be provided in writing by Calvert Service Providers:

Name:	Tracy D. Schneider

Title:	Financial Liaison Administrator

Firm:	CASC/CSSI

Address:	4550 Montgomery Avenue
Suite 1000N
Bethesda, MD 20814

Phone:	1-301-657-7060

Fax:	1-301-654-2588

E-mail:	tracy.schneider@calvert.com

     (d) From time to time, the Parties shall review the Fee to determine whether it exceeds or is reasonably expected to exceed the incurred and anticipated costs, over time, of INSURER. The Parties agree to negotiate in good faith a reduction to the Fee as necessary to eliminate any such excess or as necessary to reflect a reduction in the fee paid by the Fund to the Calvert Service Providers pursuant to the Calvert Services Agreements.
Section 2. Nature of Payments
     The Parties to this Agreement recognize and agree that the Calvert Service Providers’ payments to INSURER relate to administrative and shareholder services only and do not constitute payment in any manner for investment advisory services or for costs of distribution of Contracts or of Portfolio shares, and are not otherwise related to investment advisory or distribution services or expenses. INSURER represents and warrants that the fees to be paid by the Calvert Service Providers for services to be rendered by INSURER pursuant to the terms of this Agreement are to compensate the INSURER for providing administrative and shareholder services to the Fund, and are not designed to reimburse or compensate INSURER for providing administrative and shareholder services with respect to the Contracts or any Separate Account.
Section 3. Term and Termination
     Any Party may terminate this Agreement, without penalty, on 60 days’ written notice to the other Parties. Unless so terminated, this Agreement shall continue in effect for so long as the Calvert Service Providers (or their successors in interest), or any affiliate thereof, continues to perform in a similar capacity for the Fund, and for so long as INSURER provides the services contemplated hereunder with respect to Contracts under which values or monies are allocated to a Portfolio.
Section 4. Amendment
     This Agreement may only be amended upon mutual agreement of the Parties in writing.
Section 5. Notices
     All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered:
Principal Life Insurance Company
711 High Street
Des Moines, Iowa 50319-0300
Facsimile: 515/248-3011
Attention: Sarah Pitts, Counsel

CASC/CSSI
4550 Montgomery Avenue
Suite 1000N
Bethesda, MD 20814
Facsimile: 301/654-7820
Attention: Christy Teske
with a copy to:
CASC/CSSI
4550 Montgomery Avenue
Suite 1000N
Bethesda, MD 20814
Facsimile: 301/657-7014
Attention: Office of General Counsel
Section 6. Miscellaneous
     (a)  Successors and Assigns. This Agreement shall be binding upon the Parties and their transferees, successors and assigns. The benefits of and the right to enforce this Agreement shall accrue to the Parties and their transferees, successors and assigns.
     (b) Assignment. Neither this Agreement nor any of the rights, obligations or liabilities of any Party hereto shall be assigned without the written consent of the other Parties, which shall not be unreasonably withheld.
     (c) Representations. INSURER represents and warrants that in performing the services and receiving the compensation described in this Agreement it will comply with all applicable laws, rules and regulations.
     (d) Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.
     (e) Applicable Law. This Agreement shall be interpreted, construed, and enforced in accordance with the laws of the State of Maryland without reference to the conflict of law principles thereof.
     (f) Severability. If any portion of this Agreement shall be found to be invalid or unenforceable by a court or tribunal or regulatory agency of competent jurisdiction, the remainder shall not be affected thereby, but shall have the same force and effect as if the invalid or unenforceable portion had not been inserted.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date of first above written.

PRINCIPAL LIFE INSURANCE COMPANY

By:	/s/ Sara Wiener

Title:	Director — Product MGMT

CALVERT ADMINISTRATIVE SERVICES COMPANY

By:	/s/ William M. Tartikoff

Title:	Senior Vice President

CALVERT SHAREHOLDER SERVICES, INC.

By:	/s/ William M. Tartikoff

Title:	Senior Vice President

SCHEDULE A
ADMINISTRATIVE SERVICES AND SHAREHOLDER SERVICES FOR
CALVERT SERVICE PROVIDERS
INSURER shall provide certain administrative services respecting the operations of the Fund, as set forth below. This Schedule, which may be amended from time to time as mutually agreed upon by INSURER and Calvert Service Providers, constitutes an integral part of the Agreement to which it is attached. Capitalized terms used herein shall, unless otherwise noted, have the same meaning as the defined terms in the Agreement to which this Schedule relates.
Maintenance of Books and Records
•	Maintain master accounts with the Fund, on behalf of each Portfolio, which accounts shall bear the name of INSURER as the record owner of Portfolio shares on behalf of each Separate Account investing in the Portfolio.

•	Maintain a daily journal setting out the number of shares of each Portfolio purchased, redeemed or exchanged on behalf of Contract owners each day, as well as the net purchase or redemption orders for Portfolio shares submitted each day, to assist Calvert Service Providers, the Fund and/or the Fund’s transfer agent in tracking and recording Portfolio share transactions, and to facilitate the computation of each Portfolio’s net asset value per share.

•	Promptly provide Calvert Service Providers, the Fund, and the Fund’s transfer agent with a copy of such journal entries or information appearing thereon in such format as may be reasonably requested from time to time.

•	Reconcile and balance the separate accounts at the fund level in the general ledger, at various banks within systems interface.
Communication with the Fund
•	Purchase Orders
—	Determination of net amount available for investment by the Fund

—	Deposit of receipts at the Fund’s custodian (generally by wire transfer)

—	Notification of the custodian of the estimated amount required to pay dividend or distribution
•	Redemption orders
—	Determination of net amount required for redemptions by the Fund

—	Notification of the custodian and Fund of cash required to meet payments

—	Cost of share redemption
•	Daily pricing
Processing Distributions from the Fund
•	Process ordinary dividends and capital gains

•	Transmit net purchase payments to the Fund’s custodian

•	Reinvest the Fund’s distributions
Accounting Services
•	Perform miscellaneous accounting services as may be reasonably requested from time to time by Calvert Service Providers, which relate to the business contemplated by the Participation Agreement between INSURER and the Fund, as amended from time to time, including but not limited to periodic reconciliation and balancing of INSURER’S books and records with those of the Fund with respect to such matters as cash accounts, Portfolio share purchase and redemption orders placed with the Fund, dividend and distribution payments by the Fund, and such other accounting matters that may arise from time to time in connection with the operations of the Fund as related to the business contemplated by the Participation Agreement.
Report
•	Periodic information reporting to the Fund’s Board of Directors

•	Provide Calvert Service Providers with such assistance as Calvert Service Providers may reasonably request so that Calvert Service Providers can report such information to the Fund’s Board in a timely manner. INSURER acknowledges that such information and assistance shall be in addition to the information and assistance required of INSURER pursuant to the Fund’s mixed and shared funding SEC exemptive order, described in the Participation Agreement.

•	Provide Calvert Service Providers with such assistance as Calvert Service Providers may reasonably request with respect to the preparation and submission of reports and other documents pertaining to the Fund to appropriate regulatory bodies and third party reporting services.
Fund-related Contractowner Services
•	Provide telephonic support for Contract owners, including, without limitation, Financial consultant’s advice with respect to inquiries about the Fund and each Portfolio thereof (not including information about performance or related to sales), communicating with Contract owners about Fund (and Separate Account) performance, and assisting with proxy solicitations, specifically with respect to soliciting voting instructions from Contract owners.

•	Print and distribute, in a timely manner, prospectuses, statements of additional information, supplements thereto, periodic reports, proxy materials, up to one per year, and any other materials of the Fund required by law or otherwise to be given to its shareholders, including, without limitation, Contract owners investing in Portfolio shares.
Other Administrative Support
•	Providing other administrative support for the Fund as mutually agreed between the Company and the Fund of the Advisor

•	Relieving the Fund of other usual or incidental administrative services provided to individual contractowners